Exhibit 21.1

Significant Subsidiaries of Nuvel Holdings, Inc.:

Subsidiary	State of Incorporation or Organization	Approximate Percentage Equity Interests Owned by OrangeHook, Inc.

OrangeHook, Inc.	Minnesota	100% owned by Nuvel Holdings, Inc.

Salamander Technologies, LLC	Minnesota	100% owned by OrangeHook, Inc.

Agilivant, LLC	Washington	82% owned by OrangeHook, Inc.

LifeMed ID, Inc.	California	100% owned by OrangeHook, Inc.

Nuvel, Inc.	Delaware	100% owned by Nuvel Holdings, Inc.